THE UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Neonode Inc.

(Name of Issuer)

Common Stock, par value, $0.001 per share

(Title of Class of Securities)

64051M402

(CUSIP Number)

August 8, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64051M402

(1)         Name of reporting person:

Peter Lindell

(2)         Check the appropriate box if a member of a group (see instructions)

(a) ☐

(b) ☐

(3)         SEC use only

(4)         Citizenship or place of organization:

Sweden

Number of shares beneficially owned by each reporting person with

(5)         Sole voting power: 0

(6)         Shared voting power: 3,500,000*

(7)         Sole dispositive power: 0

(8)         Shared dispositive power: 3,500,000*

(9)         Aggregate amount beneficially owned by each reporting person: 3,500,000*

(10)       Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐

(11)       Percent of class represented by amount in row (9): 5.97%

(12)       Type of reporting person (see instructions): IN

* The shares are owned directly by Cidro Forvaltning AB, an entity beneficially owned by Mr. Lindell

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Item 1(a). Name Of issuer: Neonode Inc.

Item 1(b). Address of issuer’s principal executive offices:

Storgatan 23C, 11455, Stockholm, Sweden

Item 2(a). Name of person filing: Peter Lindell

Item 2(b). Address of principal business office or, if none, residence:

Lilla Erstagatan 6, 116 28 Stockholm, Sweden

Item 2(c). Citizenship: Sweden

Item 2(d). Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e). CUSIP No.: 64051M402

Item 3.

Not Applicable.

Item 4. Ownership

(a)       Amount beneficially owned: 3,500,000*

(b)       Percent of class: 5.97%

(c)       Number of shares as to which the person has:

(i)        sole power to vote or to direct the vote: 0

(ii)       shared power to vote or to direct the vote: 3,500,000*

(iii)      sole power to dispose or to direct the disposition of: 0

(iv)      shared power to dispose or to direct the disposition of: 3,500,000*

* The shares are owned directly by Cidro Forvaltning AB, an entity beneficially owned by Mr. Lindell

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Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 2017

By:	/s/ Peter Lindell
Name: Peter Lindell

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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